Exhibit

Exhibit Description

99.1	Announcement on 2008/12/3: Represent subsidiary TLC Capital Co, Ltd. To announce related materials on investment of mainland Chinese company

99.2	Announcement on 2008/12/11: Represent subsidiary UMC CAPITAL CORP. to announce related materials on investment of MORGAN STANLEY FRN

99.3	Announcement on 2008/12/16: To announce related materials on acquisition of NexPower Technology Corporation common shares

99.4	Announcement on 2008/12/16: Board’s Resolution of share buy-back program

99.5	Announcement on 2008/12/09: November Revenue

99.6	Announcement on 2008/12/15: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 2) the acquisition and disposition of assets by UMC

Exhibit 99.1

Represent subsidiary TLC Capital Co, Ltd. To announce related materials on investment of mainland Chinese company

1.Date of occurrence of the event:2008/12/03

2.Method of the present increase (decrease) in investment: invest mainland Chinese company Chengdu Jiehua Technologies Co., Ltd through Sigma Resources & Technologies, Inc.

3.Transaction volume, price per unit, and total monetary amount of the transaction: New             shares issue price. Approved by investment commission, MOEA, the investment amount is USD$1,071,429(TLC Capital Co, Ltd. invested USD2, 500,000 in this capital increase of Sigma)

4.Company name of the invested mainland Chinese company: Chengdu Jiehua Technologies Co., Ltd

5.Paid-in capital of said invested mainland Chinese company: USD$2,400,000

6.Amount of new capital increment currently planned by said invested mainland Chinese company: USD$1,500,000

7.Main business items of said invested mainland Chinese company: Computer software service, Computer system integration service (the above-mentioned except IC design), Data processing service business

8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Not applicable

9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: USD$341,524 (converted RMB to USD at FX rate 1:6.8)

10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: USD$2,191,249(converted RMB to USD at FX rate 1:6.8)

11.Amount of actual investment to date in said invested mainland Chinese company: $0

12.Counterparty to the transaction and its relationship to the Company: None

13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price:

Not applicable

14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: Not applicable

15.Gain (or loss) on disposal: Not applicable

16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One-time payment; follow the contract

17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Negotiated by Sigma Resources & Technologies, Inc. and Chengdu Jiehua Technologies Co., Ltd, New share issue price, the chairman and the president office

18.Broker: None

19.Concrete purpose of the acquisition or disposal: Long-term investment

20.Do the directors have any objection to the present transaction?: None

21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$12,532,590

22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 6.46%

23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 4.99%

24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 5.05%

25.Total amount of actual investment in the mainland China area to date: USD$11,432,083

26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 5.89%

27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 4.55%

28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 4.61%

29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: USD$0

30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0

31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

32.Any other matters that need to be specified: Due to the unpredictable of the economic situation and market fluctuation, this investment project could be cancelled or delayed before the fund is remitted.

Exhibit 99.2

Represent subsidiary UMC CAPITAL CORP. to announce related materials on investment of MORGAN STANLEY FRN

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): MORGAN STANLEY FRN (Floating Rate Note)

2.Date of occurrence of the event: 2008/11/28

3.Volume, unit price, and total monetary amount of the transaction: Transaction volume: 99 units, price per unit:USD$100,114.08, total amount of the transaction:USD$9,911,293.63

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Morgan Stanley Private Wealth Management Hong Kong; None

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Paid in full in each transaction ; none.

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: OTC Market; Bloomberg quote; The Chairman & President Office

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 99 units; amount: USD$9,911,293.63; percentage of holdings: N/A

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 69.12% ratio of shareholder’s equity: 69.19%; the operational capital as shown in the most recent financial statement: USD$27,670,046

13.Broker and broker’s fee: N/A

14.Concrete purpose or use of the acquisition or disposition: financing operation

15.Net worth per share of company underlying securities acquired or disposed of: N/A

16.Do the directors have any objection to the present transaction? : No

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? : No

18.Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of NexPower Technology Corporation common shares

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): Common shares of NexPower Technology Corporation

2.Date of occurrence of the event: 2008/12/16

3.Volume, unit price, and total monetary amount of the transaction: trading volume: 24,370,000 shares; average unit price: $30 NTD; total amount: $731,100,000 NTD

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Hsun Chieh Investment Co., Ltd.; Investee company, which UMC holds 36.49%.

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Full payment; None.

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: follow the contract; one-time payment at 2008/12/22 the reference basis for the decision on price: Asset Appraisal Report The decision-making department: The Chairman & President Office

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 107,282,904 shares; amount: $2,735,893,622 NTD; percentage of holdings: 35.97%

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 22.10% ratio of shareholder’s equity: 24.97%; the operational capital as shown in the most recent financial statement: $40,256,137 thousands NTD

13.Broker and broker’s fee: N/A

14.Concrete purpose or use of the acquisition or disposition: Long-term investment

15.Net worth per share of company underlying securities acquired or disposed of: $24.16 NTD

16.Do the directors have any objection to the present transaction?: No

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.4

Board’s Resolution of share buy-back program

1.Date of the board of directors resolution:2008/12/16

2.Purpose of the share repurchase: to transfer to employees.

3.Type of shares to be repurchased: Common shares

4.Ceiling on total monetary amount of the share repurchase: NTD$65,426,786 thousand.

5.Scheduled period for the repurchase: 2008/12/17~2009/02/16

6.Number of shares to be repurchased: A maximum of 300,000,000 shares.

7.Repurchase price range: NTD$5.12 to NTD$11.52 per share.

8.Method for the repurchase: Purchased directly from the open market.

9.Ratio of the shares to be repurchased to total issued shares of the

Company: 2.22%

10.Number of the Company’s own shares held at the time of reporting: 555,715,736 shares

11.Status of repurchases within three years prior to the time of reporting: 2,350,000,000 shares had been bought back from 2005/05/16 to 2008/10/2.

12.Status of repurchases that have been reported but not yet completed: None.

13.Minutes of the board of directors meeting that resolved for the share repurchase: To approve the 13th share buy-back program and the declaration of capital maintenance.

(1)To approve the following items pursuant to Article 28-2, paragraph 3 of the Securities and Exchange Act and Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies.

a. Purpose of the buyback: to transfer to employees

b. Buyback period: 2008/12/17~2009/2/16.

c. Number of shares to be repurchased: A maximum of 300,000,000 shares.

d. Repurchase price range: NTD$5.12 to NTD$11.52 per share, if the market price falls below the lowest range, the company is still authorized to purchase the shares.

e. The Transfer Repurchased Shares to Employees Phase XIII Procedure and the declaration of capital maintenance.

(2) Pursuant to Article 28-2, paragraph 3 of the Securities and Exchange Act, the program shall be approved by a majority of the directors present at a directors meeting attended by two-thirds or more of directors. Resolution: Approved.

14.The rules for transfer of shares set forth in Article 10 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: Transfer Repurchased Shares to Employees Phase XIII Procedure Article One: To motivate employees and in accordance with R.O.C. Securities and Exchange Law article 28-2-1-1 and regulation of Securities and Futures Bureau, Financial Supervisory Commission, Executive Yuan, R.O.C. on “Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies”, the Company establishes the “Transfer repurchase shares to employee phase XIII procedure”. The repurchased shares will be transferred to employees according to related laws and this procedure. Article Two: The shares to be transferred are the shares that were repurchased under the resolution of the 16th meeting, 10th term of Board of Directors and Supervisors of repurchasing up to 300,000,000 shares. The rights and obligations of the shares, unless regulated by this procedure or related laws, are the same as other common shares outstanding. Article Three: According to this procedure, the chairman is authorized to transfer this phase’s repurchased shares to employees one time or various times in three years time starting from the date of repurchase period. Article Four: For employees who have joined the Company or the Company’s subsidiaries (the subsidiaries are companies over 50% of the common stocks of which are held by the Company directly or indirectly) one year and above from the date of subscription record date or those who have special contribution to the Company and being approved by Chairman, are entitled to subscribe the amount specified in article five of this procedure. Article Five: To set the standard for share subscription according to employee’s rank, years of service, and special contribution to the Company, and will submit the standard to the board for approval. Article Six: The transfer procedure of this phase’s share repurchase program: According to the board resolution, make announcement and execute company share repurchase during the repurchase period. The Chairman is authorized under this procedure to establish and announce the subscription record date, the standard for subscription amount, the payment period, and the rights contents and restrictions etc. Calculate the actual share amount with payment and transfer the shares accordingly. Article Seven: The transfer price will be determined by the average price of shares purchased by the Company. If the Company’s number of common shares increase or the Company payouts cash dividends before the share transfer, then the transfer price will be adjusted accordingly. Article Eight: After the repurchased shares are being transferred and registered under employees’ names, unless otherwise specified, the rights and obligations of the shares are the same as the other common shares. Article Nine: This procedure will go into effect after approval at a Meeting of the Board of Directors. This shall apply to any amendments. Article Ten: This procedure should be reported in the Shareholder’s meeting. This shall apply to any amendments.

15.The rules for conversion or subscription of shares set forth in Article 11 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: Not applicable

16.Declaration that the financial state of the Company has been considered by the board of directors and that its capital maintenance will not be affected: The number of shares to be repurchased accounts for 2.22% of UMC’s outstanding shares, and the maximum amount for buy-back program is 6.3% of UMC’s total current assets. The Board of Directors states that UMC’s financial status had been considered hereby and UMC’s capital maintenance will not be affected by the buy-back program.

17.Appraisal by a CPA or securities underwriter of the reasonableness of the share repurchase price: The repurchase price range of the share buy-back program: NTD$5.12 to NTD$11.52 per share is reasonable. The total shares to be repurchase is 300,000,000 shares. According to the financial report of 2008 Q3 reviewed by CPA, the total monetary amount of shares to be repurchased in the price range foresaid will not have a material impact on the Company’s financial structure, financial ratio, solvency, profitability and cash flow.

18.Other particular specified by the Securities and Futures Bureau: None.

Exhibit 99.5

United Microelectronics Corporation
December, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of September 2008.

1)	Sales volume (NT$ Thousand)

Period	Items	2008	2007	Changes	%
					-
November	Invoice amount	4,327,325	7,301,224	(2,973,899)	(40.73)%)
2008	Invoice amount	69,361,287	83,524,194	(14,162,907)	(16.96)
November	Net sales	6,024,577	9,029,328	(3,004,751)	(33.28)
2008	Net sales	87,920,369	98,307,257	(10,386,888)	(10.57)

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	27,086,974
UMC’s subsidiaries	0	0	109,280

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	54,173,948
UMC’s subsidiaries	0	0	3,775,743
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	8,134,960	7,500,000
Net Profit from Fair Value	(32,221)	25,468
Written-off Trading Contracts	87,609,923	7,500,000
Realized profit (loss)	(361,926)	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.6

United Microelectronics Corporation
For the month of December, 2008

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of December, 2008.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of	Number of shares
		shares held as of	held as of
Title	Name	October 31, 2008	November 31, 2008	Changes
Vice President	Shan-Chieh Chien	2,624,648	2,124,648	(500,000)
Representative of Supervisor	Tzyy-Jang Tseng	10,070,610	10,060,610	(10,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of	Number of shares
		shares held as of	held as of
Title	Name	October 31, 2008	November 31, 2008	Changes
Vice President	Shan-Chieh Chien	2,611,215	2,111,215	(500,000)

3)	The acquisition assets (NT$ Thousand)

Description of assets	November	2008
Fixed assets	43,323	546,530
Semiconductor Manufacturing Equipment	573,136	6,122,428

4)	The disposition of assets (NT$ Thousand)

Description of assets	November	2008
Fixed assets	0	0
Semiconductor Manufacturing Equipment	0	152,145